Orion Bliss Corp.

Ashdod

Kalonite 9-57

Israel 7724233

Tel: +18498593819

Email: orionbliss123456@gmail.com

Marina Konstantinova

Orion Bliss Corp.

January 6, 2022

Re: Orion Bliss Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed November 26, 2021

File No. 333-257326

Dear Sirs and Madams: Li Xiao, Ada Sarmento, Al Pavot , and Joe McCann.

In response to your letter dated December 22, 2021, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on June 23, 2021.

Amendment No. 5 to Registration Statement on Form S-1

Comment 1:

Risk Factors

Investors cannot withdraw funds once their subscription agreements are accepted by the company, page 9

1. We note your revisions in response to prior comment 1 that you will set up either an escrow account or a trust account to receive the proceeds of this offering and will update the prospectus to disclose which account is established and the terms and to file the contract as an exhibit. If that is the case, please revise this risk factor and the risk factor titled "Because we are holding the proceeds of this offering in an escrow account, trust account or bank account, if we file for bankruptcy protection or are forced into bankruptcy, or a creditor obtains a judgment against us and attaches the subscription, you may lose your investment" on page 9 to remove all references to the funds being placed in a bank account or a corporate bank account.

Response:

Added risk factor suggested.

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Marina Konstantinova

Orion Bliss Corp.

January 6, 2022

Comment 2:

Description of Our Business, page 19

2. We are unable to locate any revisions to the prospectus in response to prior comment 2 and reissue the comment. Please revise to provide a summary in this section of the material terms of the contract with your supplier, Red Hot Products Ltd. It is not clear from the terms of the agreement that you have filed as Exhibit 10.3 that you have agreed to buy any Milk_shake products from the supplier and the supplier has committed to sell any Milk_shake products to you. To the extent that there are no specific commitments for you to purchase products or for Red Hot Products to sell products to you, please clarify the absence of such commitments in your disclosure. Additionally, disclose in this section whether you are able to sell the products you purchase from the supplier anywhere or whether you are limited to a particular geographic region under the contract. We note your disclosure that you will be purchasing products directly from the developer on page 4 yet it appears that Red Hot Products Ltd is a distributor. Please revise or advise.

Response: We have added a paragraph stating our direct commitment with the Red Hot Products Ltd. We are not limited to any geographic region. We will be purchasing from the distributor.

Exhibit 23.1

Comment 3

Consent of Independent Registered Public Accounting Firm, page II-2

Please ask your auditor to provide an updated consent before going effective considering the changes made to the financial statements and the passage of time.

Response: We have provided updated consent.

Merry Christmas and Happy New Year to you guys!

Please direct any further comments to:

Marina Konsantinova

Email: obliss@protonmail.com

Telephone: +18498593819

Sincerely,

/s/ Marina Konstantinova

Marina Konstantinova, President

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